CUSIP No. 300867108

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           Exchange Applications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    300867108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Deven Parekh
                      Insight Venture Associates IV, L.L.C.
                                680 Fifth Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 9, 2002
--------------------------------------------------------------------------------
                   (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
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
CUSIP No. 300867108
--------------------------------------------------------------------------------


  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Insight Venture Partners IV, L.P. (f/k/a Insight Capital Partners IV, L.P.)

--------------------------------------------------------------------------------

  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b)
--------------------------------------------------------------------------------
  3.    SEC Use
        Only
--------------------------------------------------------------------------------

  4.    Source of Funds (See                     WC
        Instructions)
--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of   Insight Venture Partners IV, L.P. is organized
        Organization              under the laws of the State of Delaware
--------------------------------------------------------------------------------
                      Sole Voting
 Number of        7.   Power              2,716,642  shares of Common Stock
 Shares           --------------------------------------------------------------
 Beneficially         Shared Voting
 Owned by Each    8.  Power                 0 shares of Common Stock
 Reporting        --------------------------------------------------------------
 Person With          Sole
                      Dispositive
                  9.  Power              2,716,642 shares of Common Stock
                  --------------------------------------------------------------
                      Shared
                  10. Dispositive Power     0 shares of Common Stock
--------------------------------------------------------------------------------

  11.  Aggregate Amount Beneficially
       Owned by Each Reporting Person          2,716,642 shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row
       (11) Excludes Certain
       Shares (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by
       Amount in Row (11)                       70.3%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)

       PN

       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 300867108

  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Insight Venture Partners (Cayman) IV, L.P. (f/k/a Insight Capital Partners (Cayman) IV, L.P.)
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
       (b)
--------------------------------------------------------------------------------
  3.    SEC Use
        Only
--------------------------------------------------------------------------------

  4.    Source of Funds (See     WC
        Instructions)
--------------------------------------------------------------------------------
  5.    Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.    Citizenship or Place of   Insight Venture Partners (Cayman) IV, L.P. is
        Organization              organized under the laws of the Cayman Islands
--------------------------------------------------------------------------------
                      Sole Voting
 Number of        7.   Power              373,392 shares of Common Stock
 Shares           --------------------------------------------------------------
 Beneficially         Shared Voting
 Owned by Each    8.  Power                 0 shares of Common Stock
 Reporting        --------------------------------------------------------------
 Person With          Sole
                      Dispositive
                  9.  Power              373,392  shares of Common Stock
                  --------------------------------------------------------------
                      Shared
                  10. Dispositive Power     0 shares of Common Stock
--------------------------------------------------------------------------------

  11.  Aggregate Amount Beneficially
       Owned by Each Reporting Person          373,392  shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row
       (11) Excludes Certain
       Shares (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by
       Amount in Row (11)                       24.6%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)

       PN



      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

  CUSIP No. 300867108
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).


       Insight Venture Partners IV (Fund B), L.P. (f/k/a Insight Capital Partners IV (Fund B), L.P.)
--------------------------------------------------------------------------------

  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b)
--------------------------------------------------------------------------------

       SEC Use
  3.   Only
--------------------------------------------------------------------------------
       Source of Funds (See                    WC
  4.   Instructions)
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.    Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
        Citizenship or
        Place of             Insight Venture Partners IV (Fund B), L.P. is
  6.    Organization         organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
                       Sole Voting
 Number of        7.   Power              23,388 shares of Common Stock
 Shares           --------------------------------------------------------------
 Beneficially         Shared Voting
 Owned by Each    8.  Power                 0 shares of Common Stock
 Reporting        --------------------------------------------------------------
 Person With          Sole
                      Dispositive
                  9.  Power              23,388  shares of Common Stock
                  --------------------------------------------------------------
                      Shared
                  10. Dispositive Power     0 shares of Common Stock
--------------------------------------------------------------------------------

  11.  Aggregate Amount Beneficially
       Owned by Each Reporting Person           23,388 shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row
       (11) Excludes Certain
       Shares (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by
       Amount in Row (11)                       2.0%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)

       PN


       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 300867108
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Insight Venture Partners IV (Co-Investors), L.P. (f/k/a Insight Capital Partners IV (Co-Investors), L.P.)
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]

        (b) [ ]
--------------------------------------------------------------------------------
        SEC Use
  3.    Only
--------------------------------------------------------------------------------
       Source of Funds (See
  4.   Instructions)             WC
--------------------------------------------------------------------------------
        Check if Disclosure of Legal Proceedings Is Required
  5.      Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
       Citizenship or
       Place             Insight Venture Partners IV (Co-Investors), L.P. is
  6.   of Organization    organized under the laws of the state of Delaware
--------------------------------------------------------------------------------
                       Sole Voting
 Number of        7.   Power              430,049 shares of Common Stock
 Shares           --------------------------------------------------------------
 Beneficially         Shared Voting
 Owned by Each    8.  Power                 0 shares of Common Stock
 Reporting        --------------------------------------------------------------
 Person With          Sole
                      Dispositive
                  9.  Power              430,049  shares of Common Stock
                  --------------------------------------------------------------
                      Shared
                  10. Dispositive Power     0 shares of Common Stock
--------------------------------------------------------------------------------

  11.  Aggregate Amount Beneficially
       Owned by Each Reporting Person          430,049  shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row
       (11) Excludes Certain
       Shares (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by
       Amount in Row (11)                       27.3%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)

       PN


      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 300867108


Preliminary Note: The information contained in this Schedule 13D has been amended to reflect, among other things, (i) a 1:30 reverse stock split approved by the shareholders of the Issuer on March 11, 2002, which took effect on March 18, 2002 (the "Reverse Stock Split"), (ii) the increase in beneficial ownership of the reporting person due to the accrual since the date of the reporting person's last amendment of unpaid interest and dividends (in the form of an increase in the number of shares receivable upon conversion) with respect to the Convertible Debentures and the Preferred Stock (each as defined below), as previously disclosed by the reporting person and (iii) the triggering of the Preferred Stock's anti-dilution protection provisions by certain dividend payments (or deemed dividend payments) on the Convertible Debentures, as provided in the Certificate of Designation previously filed as Exhibit 2 to this Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

            (Item 2 is amended and restated as follows).

            (a) - (c)

            This Statement is being filed by Insight Venture Partners IV, L.P., a Delaware limited partnership ("Insight Partners"), Insight Venture Partners IV (Co-Investors), L.P., a Delaware limited partnership ("Insight Co-Investors"), Insight Venture Partners (Cayman) IV, L.P., a Cayman Islands limited partnership ("Insight Cayman"), and Insight Venture Partners IV (Fund B), L.P., a Delaware limited partnership ("Insight Fund B", together with Insight Partners, Insight Co-Investors and Insight Cayman, "Insight IV" or the "Reporting Persons"). Each of the Insight IV funds is engaged in the venture capital business. The executive offices of each of the Insight IV funds is 680 Fifth Avenue, New York, New York 10022.

            The general partner of each of Insight Partners, Insight Co-Investors, Insight Cayman and Insight Fund B is Insight Venture Associates IV, L.L.C., a Delaware limited liability company ("Insight Venture"), the executive office of which is located at the same address as Insight IV. The principal business of Insight Venture is serving as the general partner to each of the Insight IV funds. Insight Venture is managed by Managing Directors who are William Doyle, Scott Maxwell, Jeffrey Horing, Peter Sobiloff, Jerry Murdock and Deven Parekh (the "Managing Directors"). The principal occupation of each of Messrs. Doyle, Maxwell, Horing, Sobiloff, Murdock and Parekh is serving as a Managing Director of Insight Venture. The executive office of each of Messrs. Doyle, Maxwell, Horing, Sobiloff, Murdock and Parekh is located at 680 Fifth Avenue, New York, New York, 10022. Insight Venture is wholly-owned by Insight Holdings Group, LLC ("Insight Holdings"). The Managing Directors are also members of Insight Holdings.

            Insight Cayman has two general partners, Insight Venture and Insight Venture Associates (Cayman) IV, a Cayman Islands Company ("Insight Venture Cayman"). Insight Venture Cayman's principal business is to serve as the administrative general partner of Insight Cayman as required under the laws of the Cayman Islands. Insight Venture Cayman has no

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CUSIP No. 300867108

control over the investment policy of Insight Cayman. The principal executive office of Insight Venture Cayman is located at the same address as Insight IV.

            (d)   During the last five years, none of the parties listed in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)   During the last five years, none of the parties listed in this
Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

            (f) Each of the Managing Directors is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (Item 3 is amended and restated as follows).

            PURCHASE OF CAPITAL STOCK

            On January 10, 2001, the Issuer issued to Insight IV 5,325,645 shares of its Series A Preferred Stock, par value $.001 per share (the "Preferred Stock"), for an aggregate purchase price of $6,725,224.51, which aggregate purchase price represents a per share purchase price of $1.2628. In consideration of the issuance of the Preferred Stock, Insight IV surrendered a $1.5 million 9% Bridge Promissory Note issued by the Issuer to Insight IV on December 15, 2000 (and such Note was therefore cancelled) and paid an additional $5,225,224.51 in cash to the Issuer. The transaction is described in more depth in the Securities Purchase Agreement, dated January 10, 2001, among the Issuer and Insight IV (the "Preferred Stock Purchase Agreement"), a copy of which is filed as Exhibit 1 hereto and is incorporated by reference into this Item 3.

            Dividends on the Preferred Stock accrue daily and compound quarterly on the original purchase price of the Preferred Stock at an annual rate equal to 10%. Such dividends are added to the original purchase price of the Preferred Stock. From and after December 31, 2003, dividends on the Preferred Stock shall at the Issuer's option, (x) continue to accrue, compound and be added to the original purchase price or (y) be payable in cash. Insight IV may at any time convert all or part of the Preferred Stock, and any accrued and unpaid dividends thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (i) the stated amount of the Preferred Stock, plus any accrued and unpaid dividends thereon, by (ii) a conversion price of $1.2628 per share, as such price shall be adjusted from time to time. In addition, Insight IV may require the Issuer to redeem any unconverted shares of Preferred Stock at any time following the earlier of (a) an Event of Non-Compliance (as defined in the Certificate of Designation (as defined below)), (b) a Liquidity Event (as defined in the Certificate of Designation) or (c) January 10, 2004, at a 3% premium to the original purchase price per share plus accrued and unpaid dividends.

            The issuance of each of the April Warrant (as defined below), June Warrant (as defined below), the August 29 Warrant (as defined below) and the Convertible Debentures (as

CUSIP No. 300867108

defined below) triggered an adjustment to the conversion price of the Preferred Stock in accordance with provisions are contained in the Issuer's Certificate of Designation relating to the Preferred Stock (the "Certificate of Designation"), a copy of which is filed as Exhibit 2 hereto and is incorporated by reference into this Item 3. As a result, the conversion price of the Preferred Stock has been adjusted and is equal to $.22435 (or $6.73050 after the Reverse Stock Split). The conversion price of the Preferred Stock shall be subject to further reduction as dividends continue to accrue on the Convertible Debentures.

            On February 20, 2001, the Issuer issued to Insight IV a $3.0 million principal amount 9% Bridge Promissory Note (the "February Note") and a warrant to purchase up to 108,877 shares of the Issuer's Common Stock (the "February Warrant") for an aggregate purchase price of $3.0 million. Copies of the February Note and the February Warrant are filed as Exhibits 3 and 4 hereto, respectively, and are incorporated by reference into this Item 3. On March 28, 2001, the Issuer issued to Insight IV a $1.5 million principal amount 10% Bridge Promissory Note (the "March Note") and a warrant to purchase up to 294,118 shares of the Issuer's Common Stock (the "March Warrant") for an aggregate purchase price of $1.5 million. Copies of the March Note and the March Warrant are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated by reference into this Item 3. The February Warrant and the March Warrant were subsequently (as described below) exchanged for the June Warrant.

            On April 16, 2001, Insight IV provided to the Issuer a letter of undertaking which provided, among other things, that if the Issuer had required Additional Financing (as defined in the April Letter) to support its ongoing business operations, Insight IV would have, under certain circumstances and subject to certain conditions, provide up to $13.5 million of additional financing to the Issuer (the "April Letter"). A copy of the April Letter is filed as Exhibit 7 hereto and is incorporated by reference into this Item 3. The Additional Financing (as defined in the April Letter) were available at any time from April 16, 2001 through the earlier of December 31, 2001 or the consummation of a Sale of the Corporation (as defined in the Preferred Stock Purchase Agreement).

            In consideration of the April Letter, on April 16, 2001, the Issuer issued to Insight IV a warrant (the "April Warrant") to purchase the number of shares of Common Stock equal to the sum of (a) 818,182 and (b) the product of
(i) 700,909 and (ii) a fraction (not to exceed 1), the numerator of which is the number of days elapsed since April 16, 2001 and the denominator of which is 262. A copy of the April Warrant is filed as Exhibit 8 hereto and is incorporated by reference into this Item 3. The April Warrant is exercisable at any time after April 16, 2001 and on or prior to April 16, 2011. The exercise price for the April Warrant is the lowest market price for a share of Common Stock of the Issuer for the period from April 16, 2001 until the earlier of (a) the date of first exercise of the April Warrant and (b) the earliest of (i) December 31, 2001, (ii) the date that Insight IV's obligations, if any, with respect to the Additional Financing (as defined in the April Letter) terminate due to notification from the Issuer to that effect and (iii) the date of the consummation of a Sale of the Corporation (as defined in the Preferred Stock Purchase Agreement). Pursuant to the August Letter (as defined below) the number of shares issuable upon exercise of the April Warrant has been set at 1,179,337 (or 39,311 after the Reverse Stock Split).

CUSIP No. 300867108


            On June 1, 2001, the Issuer issued to Insight IV a $7.0 million principal amount 12% Bridge Promissory Note (the "June Note") and a warrant to purchase up to 1,363,672 shares of Common Stock (the "June Warrant") for an aggregate purchase price of $7.0 million. Copies of the June Note and the June Warrant are filed as Exhibits 9 and 10 hereto, respectively, and are incorporated by reference into this Item 3. In consideration for the June Note and the June Warrant, Insight IV surrendered the February Note, and all accrued and unpaid interest thereon, and February Warrant and the March Note, and all accrued and unpaid interest thereon, and March Warrant and provided an additional $2.5 million in cash to the Issuer. The February Note and February Warrant and the March Note and March Warrant, together with other consideration, have been combined to create the June Note and the June Warrant and have, therefore, been cancelled. The transaction is described in more depth in the Securities Purchase Agreement, dated June 1, 2001, among Insight IV and the Issuer (the "June 1 Purchase Agreement"), a copy of which is filed as Exhibit 11 hereto and is incorporated by reference into this Item 3.

            On July 26, 2001, the Issuer and its wholly-owned subsidiary Exstatic Software, Inc., a Washington corporation ("Exstatic"), jointly issued to Insight IV (i) a $7,241,307.37 million principal amount 12% Senior Subordinated Convertible Debenture (the "Note Debenture") and (ii) a $5.0 million principal amount 12% Senior Subordinated Convertible Debenture (the "Wire Debenture", together with the Note Debenture, the "Convertible Debentures"). Copies of the Note Debenture and the Wire Debenture are filed as Exhibits 12 and 13 hereto, respectively, and are incorporated by reference into this Item 3. In consideration for the Note Debenture, Insight IV surrendered the June Note, and all accrued and unpaid interest thereon, and, as a result thereof, the June Note has been cancelled. In consideration for the Wire Debenture, Insight IV paid $5.0 million in cash to the Issuer on July 26, 2001. The transaction is described in more depth in the Securities Purchase Agreement, dated July 26, 2001, among Insight IV, Exstatic and the Issuer (the "July 26 Purchase Agreement"), a copy of which is filed as Exhibit 14 hereto and is incorporated by reference into this Item 3. Each of the Issuer and Exstatic granted a security interest in all of the assets and properties of the Issuer and Exstatic, respectively, as security for the payment or performance in full of the obligations of each of the Issuer and Exstatic under the Convertible Debentures. The security interest is described in more depth in the Security Agreement, dated July 26, 2001, among Insight IV, Exstatic and the Issuer, a copy of which is filed as Exhibit 15 hereto and is incorporated by reference into this Item 3.

            In connection with the execution of a letter agreement among Insight IV, the Issuer and Exstatic, dated as of August 29, 2001 (the "August Letter"), both the Note Debenture and the Wire Debenture were amended and restated to reflect changes to the interest rates and the conversion provisions thereof (the "Amended and Restated Note Debenture" and the "Amended and Restated Wire Debenture", respectively, and collectively, the "Amended and Restated Convertible Debentures"). Copies of the August Letter, the Amended and Restated Note Debenture and the Amended and Restated Wire Debenture are filed as Exhibits 24, 25 and 26 hereto, respectively, and are incorporated by reference into this
Item 3. The terms of the Amended and Restated Convertible Debentures are identical to those of the August 29 Note Debenture. In addition to certain other provisions set forth therein, the August Letter (i) amended specified terms of the Preferred Stock Purchase Agreement, (ii) provided for the cancellation of the June Warrant, (iii) provided for the issuance to Insight IV of a warrant to purchase up to 18,850,141 shares of Common Stock (or 628,338 shares of Common Stock after

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CUSIP No. 300867108

the Reverse Stock Split) (the "Rollover Warrant"), (iv) set the exercise price for each share of Common Stock subject to the Rollover Warrant at $0.3183 (or $9.549 after the Reverse Stock Split) and (v) fixed the number of shares of Common Stock represented by the April Warrant at 1,179,337 (or 39,311 shares of Common Stock after the Reverse Stock Split). A copy of the August Letter is filed as Exhibit 27 hereto and is incorporated by reference into this Item 3.

            In connection with Insight IV's purchases of the Issuer's equity securities, the Insight IV funds became parties to a Fourth Amended and Restated Registration Rights Agreement, dated as of July 26, 2001, among Insight IV and the Issuer (the "Fourth Amended and Restated Registration Rights Agreement"). A copy of the Fourth Amended and Restated Registration Rights Agreement is filed as Exhibit 16 hereto and is incorporated by reference to this Item 3.

            On August 29, 2001, the Issuer and Exstatic jointly issued to Insight IV (i) a 12% Senior Secured Subordinated Convertible Debenture in an aggregate principal amount equal to $1.0 million (the "August 29 Note Debenture") and (ii) a warrant to purchase up to 1,570,845 shares of Common Stock (or 52,361 shares of Common Stock after the Reverse Stock Split) (the "August 29 Warrant"). Copies of the August 29 Note Debenture and August 29 Warrant (the August 29 Warrant and the Rollover Warrant (as defined below) were combined to form a single equity security) are filed as Exhibits 18 and 19 hereto, respectively, and are incorporated by reference into this Item 3. In consideration for the August 29 Note Debenture and the August Warrant, on August 29, 2001, Insight IV paid the Issuer $1.0 million in cash. The transaction is described in more depth in the Securities Purchase Agreement, dated as of August 29, 2001, among Insight IV, the Issuer, Exstatic and the other parties thereto (the "August 29 Purchase Agreement"), a copy of which is filed as Exhibit 20 hereto and is incorporated by reference into this Item 3. Each of the Issuer and Exstatic granted a security interest in all of the assets and properties of the Issuer and Exstatic, respectively, as security for the payment or performance in full of the obligations of each of the Issuer and Exstatic under the August 29 Note Debenture. The security interest is described in more depth in the Security Agreement, dated August 29, 2001, among Insight IV, Exstatic, the Issuer and the other parties thereto (the "New Security Agreement"), a copy of which is filed as Exhibit 21 hereto and is incorporated by reference into this Item 3. Each of the parties to the New Security Agreement, together with Insight Venture Partners IV (Collateral Agent), LLC, a Delaware limited liability company ("Insight IV Collateral Agent"), have entered into a Collateral Agency and Intercreditor Agreement, dated as of August 29, 2001 (the "Collateral Agreement"), whereby each such party has agreed to appoint Insight IV Collateral Agent as collateral agent under the New Security Agreement, to hold the Collateral (as such term is defined in the Collateral Agreement) and to exercise certain rights, powers and remedies for the benefit of each of the parties thereto. A copy of the Collateral Agreement is filed as Exhibit 22 hereto and is incorporated by reference into this Item 3. In addition, in connection with the issuance of August 29 Note Debenture, the Security Agreement, dated July 26, 2001, among Insight IV, Exstatic and the Issuer (the "Original Security Agreement") was amended to reflect the execution of the New Security Agreement and to effect certain other revisions. A copy of Amendment No. 1 to the Original Security Agreement is filed as Exhibit 23 hereto and is incorporated by reference into this Item 3.

            Pursuant to the terms of the August 29 Purchase Agreement, in addition to the issuance by the Issuer and Exstatic of the August 29 Note Debenture and the August 29 Warrant

CUSIP No. 300867108


to Insight IV, the Issuer and Exstatic jointly issued to five other investors (the "Additional Purchasers"), each as identified in the August 29 Purchase Agreement, (i) additional 12% Senior Secured Subordinated Convertible Debentures, in an aggregate principal amount equal to $14,500,000 and (ii) additional warrants to purchase up to 22,777,254 shares of Common Stock (or 759,242 shares of Common Stock after the Reverse Stock Split). Two of the Additional Purchasers are limited partners of Insight Partners, one Additional Purchaser is a limited partner of Insight Co-Investors and one Additional Purchaser is a limited liability company, one member of which is a limited partner of certain other funds of which an affiliate of Insight Venture is the General Partner. Insight IV and the Additional Purchasers have not acted together for the purpose of acquiring, holding, voting or disposing of the equity securities purchased by Insight IV and the Additional Purchasers pursuant to the August 29 Purchase Agreement or otherwise. Each of the Insight IV funds disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's equity securities.

            Interest on the August 29 Note Debenture accrues daily and compounds quarterly at a rate equal to (i) 12% per annum from August 29, 2001 to and including August 28, 2003 and (ii) 15% per annum from August 29, 2003 to January 10, 2005 or such earlier date upon which all obligations under the August 29 Note Debenture have been paid in full. Upon the occurrence of an Event of Default (as such term is defined in the August 29 Note Debenture), the Issuer shall pay interest on the outstanding principal amount of the August 29 Note Debenture at the rates of interest set forth in clauses (i) and (ii) above plus 2% from the date that such Event of Default has occurred and is continuing until the date such Event of Default is cured, waived in writing by Insight IV or otherwise satisfied by the Issuer in full. The rates of interest set forth in clauses (i) and (ii) above shall be increased to 20% or to the maximum rate allowed under applicable law if raising such rates to 20% would violate any law (which increase shall be retroactive to August 29, 2001) if either: (a) the Issuer's stockholders fail to approve an amendment to the Issuer's Certificate of Incorporation increasing the authorized number of shares of Common Stock to at least 225,000,000 (as the same may be adjusted for any stock split, reverse split, combination, recapitalization or similar event after the date hereof) (or the Issuer otherwise has sufficient authorized and unissued shares to enable the Issuer to issue Common Stock upon the conversion or exercise, as the case may be, of all of the Transaction Securities (as such term is defined in the August 29 Purchase Agreement) outstanding at such time) on or before December 15, 2001, or (b) the Issuer has failed to comply with all of the requirements set forth in the letter from the NASDAQ dated August 23, 2001, received by the Issuer and addressed to Neil Townsend, Esq., on or before September 10, 2001 (either such event, an "Authorized Share Default"). Interest is payable, at the Issuer's and Exstatic's option, in either cash or additional 12% Senior Secured Subordinated Convertible Debentures (with terms identical to those of the August 29 Note Debenture). On December 15, 2001, the Issuer had failed to comply with the requirements set forth in the August 29 Note Debenture, therefore the interest rate on the August 29 Note Debenture and the Amended and Restated Convertible Debenture (as defined below) was retroactively (to August 29, 2001) increased to 20%. On March 11, 2002, the Issuer, through the affirmative vote of its shareholders, cured the Authorized Share Default. Therefore the 20% rate of interest was in effect for each of the Amended and Restated Convertible Debenture and the August 29 Note Debenture from August 29, 2001 until March 11, 2002. The present rate of interest on each of the Amended and Restated Convertible Debenture and the August 29 Note Debenture is 12%.

CUSIP No. 300867108


            Insight IV may convert at any time the August 29 Note Debenture, and any accrued and unpaid interest thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (1) the sum of (x) the product of (A) the principal amount of the August 29 Note Debenture and (B) 103% plus
(y) any accrued and unpaid interest thereon as of such conversion date by (2) $.3183 (or $9.549 after the Reverse Stock Split), or any lower price at which the Issuer issues shares of its Common Stock for, subject to certain exceptions, securities convertible or exercisable therefore) after August 29.

            The August 29 Warrant may be exercised, in whole or in part, by Insight IV at any time or from time to time prior to August 29, 2011. The exercise price at any time for each share of Common Stock subject to the August 29 Warrant is $.3183 (or $9.549 after the Reverse Stock Split).

            The consummation of the transactions set forth in the August 29 Purchase Agreement satisfied all obligations of Insight IV to the Issuer to provide Additional Financing (as such term is defined in the April Letter) to the Issuer.

            In connection with the terms of the August 29 Purchase Agreement, Insight IV became a party to a Fifth Amended and Restated Registration Rights Agreement, dated as of August 29, 2001, among Insight IV, the Issuer and the other parties thereto (the "Fifth Amended and Restated Registration Rights Agreement"). A copy of the Fifth Amended and Restated Registration Rights Agreement is filed as Exhibit 27 hereto, and is incorporated by reference to this Item 3. The Preferred Stock Purchase Agreement, the July 26 Purchase Agreement, the August 29 Purchase Agreement, the Certificate of Designation and the Fifth Amended and Restated Registration Rights Agreement granted to Insight IV certain rights, including, without limitation, the right to designate, along with certain other investors, up to two members of the Issuer's Board of Directors and up to two non-voting observers entitled to attend meetings of the Issuer's Board of Directors, the right to subscribe for a proportional share of certain future equity issuances by the Issuer, the right to receive periodic financial reports from the Issuer and its subsidiaries and notice of material events affecting the Issuer's business or financial condition, the right to obtain prior consent to a range of corporate governance matters, including without limitation, acquisitions, dispositions, incurrence of indebtedness and the hiring of key personnel, and the right to cause the Issuer to register Insight IV's equity securities upon the request of Insight IV and one other party at any time, as well as the right to include Insight IV's equity securities in any registration of equity securities in any public offering, and the Issuer has agreed to pay all costs associated with any such registration. Insight IV has designated Deven Parekh, a Managing Director of Insight Ventures, as its designee on the Issuer's Board of Directors. Mr. Parekh is presently a member of the Issuer's Board of Directors.

            From and after August 29, 2001, the parties to the August 29 Purchase Agreement worked to finalize the terms of the documentation relating to the transactions set forth therein. Such documentation was finalized on September 10, 2001.

            On March 11, 2002, the shareholders of the Issuer approved a 1:30 reverse stock split. The number of shares of Common Stock issuable upon the conversion or exercise of each of the securities of the Issuer owned by Insight IV and the Additional Purchasers was

CUSIP No. 300867108


correspondingly reduced (and the applicable conversion or exercise price increased) in accordance with the Reverse Stock Split.

            SOURCE OF FUNDS

            The funds provided by Insight IV for the acquisition of the Issuer's equity securities were obtained from Insight IV's contributed capital, which includes funds that are held available for such purpose. Each of the Insight IV funds disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's equity securities.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

            (Item 5 has been amended and restated as follows).

            (a) The following table describes the number of shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the Reporting Persons. The following numbers and percentages reflect the Reverse Stock Split and are based on 1,145,794 shares of Common Stock issued and outstanding on March 11, 2002, as represented by the Issuer in its Form 8-K filed March 18, 2002.

                                                                              Amended and Restated
                                                                                  Convertible
                                                     April Warrant, August       Debentures and
                                Preferred               29 Warrant and           August 29 Note                           Percent
    Name                          Stock                Rollover Warrant            Debenture                 Total       Ownership
    ----                          -----                ----------------            ---------                 -----       ---------
Insight Partners                  908,591                 552,004                  1,256,046               2,716,642       70.3%
Insight Cayman                    124,882                  75,871                    172,639                 373,392       24.6%
Insight Fund B                      7,822                   4,752                     10,814                  23,388        2.0%
Insight Co-Investors              143,832                  87,383                    198,834                 430,049       27.3%
Total (Insight IV)              1,185,128                 720,011                  1,638,332               3,543,471       75.6%



            (b) Insight Partners. Insight Partners has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 2,716,642 shares of Common Stock.

            Insight Cayman. Insight Cayman has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 373,392 shares of Common Stock.

            Insight Fund B. Insight Fund B has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 23,388 shares of Common Stock.

CUSIP No. 300867108


            Insight Co-Investors. Insight Co-Investors has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 430,049 shares of Common Stock.

            Insight Venture. Insight Venture may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 3,543,471 shares of Common Stock owned by Insight IV, as the general partner of Insight IV. Insight Venture disclaims beneficial ownership of any shares of Common Stock owned by Insight IV, except to the extent of its pecuniary interest therein, if any.

            The Managing Directors. The managing directors may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 3,543,471 shares of Common Stock owned by Insight IV, as managing directors of Insight Venture. Each of the Managing Directors disclaims beneficial ownership of any shares of Common Stock owned by Insight IV, except to the extent of his pecuniary interest therein, if any.

            Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons, other than the Managing Directors, has the power to vote, or direct the vote of, or dispose, or direct the disposition of, any shares of Common Stock.

            (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock (or in Common Stock equivalents) during the past 60 days.

            (d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

            (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            (Item 7 has been amended to add the following text to the end of the Item).

      Exhibit 29 - Joint Filing Agreement among Insight IV, dated April 9, 2002.

CUSIP No. 300867108

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                INVESTORS:

Date:  April 9, 2002            INSIGHT VENTURE PARTNERS IV, L.P.

                                By:  Insight Venture Associates IV, L.L.C.,
                                     its general partner


                                By:   /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director

Date:  April 9, 2002            INSIGHT VENTURE PARTNERS (CAYMAN) IV, L.P.

                                By:  Insight Venture Associates IV, L.L.C.,
                                     its general partner


                                By:  /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director

Date:  April 9, 2002            INSIGHT VENTURE PARTNERS IV (FUND B), L.P.

                                By:  Insight Venture Associates IV, L.L.C.,
                                     its general partner


                                By: /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director

CUSIP No. 300867108

Date:  April 9, 2002            INSIGHT VENTURE PARTNERS IV
                                (CO-INVESTORS), L.P.


                                By:  Insight Venture Associates IV, L.L.C.,
                                its general partner


                                By: /s/ Deven Parekh
                                   ---------------------------------------------
                                   Name:  Deven Parekh
                                   Title:  Managing Director